SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 29, 2007

Commission File Number 1-14846

<u>AngloGold Ashanti Limited</u>
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
<u>South Africa</u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes <u> </u>   No <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes <u> </u>   No <u>X</u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u> </u>   No <u>X</u>

Enclosure: Press release – **Notice of meeting, proxy and voting instruction forms**

06 Notice of annual general meeting

INVITATION

Friday, 4 May 2007, 11:00 (South African time)
The Country Club Johannesburg, Napier Road
Auckland Park, Johannesburg, South Africa

AngloGold Ashanti Limited

(Incorporated in the Republic of South Africa)

Registration number 1944/017354/06

ISIN: ZAE000043485

JSE Share code: ANG

("AngloGold Ashanti" or "the company")

This document is important and requires your immediate attention

If you are in any doubt about what action you should take, consult your broker, Central Securities Depositary Participant (CSDP), banker, financial adviser, accountant or other professional adviser immediately

If you have disposed of all your shares in AngloGold Ashanti, please forward this document together with the enclosed form of proxy to the purchaser of such shares or the broker, banker or other agent through whom you disposed of such shares.

Included in this document are the following:

❖ The notice of meeting setting out the resolutions to be proposed, together with explanatory notes. There are also guidance notes if you wish to attend the meeting (for which purpose an AGM location map is included) or to vote by proxy.

❖ Proxy form for completion, signature and submission to the share registrars by shareholders holding AngloGold Ashanti ordinary shares in certificated form or recorded in sub-registered electronic form in "own name".

❖ CDI voting instruction form for completion, signature and submission by Australian holders of Chess Depositary Interests (CDIs).

Shareholders on the South African register who have dematerialised through STRATE their AngloGold Ashanti ordinary shares, other than those whose shareholding is recorded in their "own name" in the sub-register maintained by their CSDP and who wish to attend the meeting in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.



AngloGold Ashanti_**Notice of meeting** 2006

Notice is hereby given that the 63rd annual general meeting of shareholders of AngloGold Ashanti Limited will be held at The Country Club Johannesburg, Napier Road, Auckland Park, Johannesburg, South Africa, on Friday, 4 May 2007, at 11:00, to consider and, if deemed fit, pass, with or without modification, the following ordinary and special resolutions in the manner required by the Companies Act No. 61 of 1973, as amended, and subject to the Listings Requirements of the JSE Limited (JSE Listings Requirements) and other stock exchanges on which the company's ordinary shares are listed.

Ordinary business

1. Ordinary resolution number 1
Adoption of financial statements
"Resolved that the consolidated audited annual financial statements of the company and its subsidiaries, incorporating the auditors' and directors' reports for the year ended 31 December 2006, be received and adopted."

The reason for proposing ordinary resolution number 1 is to receive and adopt the consolidated annual financial statements of the company and its subsidiaries for the last completed financial year. These are contained within the annual report.

2. Ordinary resolution number 2
Re-election of director
"Resolved that Mr FB Arisman, who retires in terms of the Articles of Association and who is eligible and available for re-election, is hereby re-elected as a director of the company."

The reason for proposing ordinary resolution number 2 is because Mr FB Arisman, retires as a director of the company by rotation at the annual general meeting.

Frank Arisman, MSc (Finance), has been a member of the AngloGold Ashanti board since April 1998. He resides in New York and retired after 32 years of service, from JP Morgan Chase, where he held the position of managing director.

3. Ordinary resolution number 3
Re-election of director
"Resolved that Mr RE Bannerman, who retires in terms of the Articles of Association and who is eligible and available for re-election, is hereby re-elected as a director of the company."

The reason for proposing ordinary resolution number 3 is because Mr RE Bannerman retires as a director of the company by rotation at the annual general meeting.

Reginald Bannerman, (MA) (Oxon), LLM (Yale) was appointed to the board on 10 February 2006. He has been in law practice since 1968 and is currently the principal partner at Bruce-Lyle, Bannerman & Thompson Attorneys in Ghana.

4. Ordinary resolution number 4
Re-election of director
"Resolved that Mr WA Nairn, who retires in terms of the Articles of Association and who is eligible and available for re-election, is hereby re-elected as a director of the company."

The reason for proposing ordinary resolution number 4 is because Mr WA Nairn retires as a director of the company by rotation at the annual general meeting.

Bill Nairn, BSc (Mining Engineering) has been a member of the AngloGold board since January 2000. He was reappointed to the board in May 2001, having previously been alternate director to Tony Trahar. He was technical director of Anglo American plc, prior to his retirement in 2004.

5. Ordinary resolution number 5
Re-election of director
"Resolved that Mr SR Thompson, who retires in terms of the Articles of Association and who is eligible and available for re-election, is hereby re-elected as a director of the company."

The reason for proposing ordinary resolution number 5 is because Mr SR Thompson retires as a director of the company by rotation at the annual general meeting.

Simon Thompson, BA (Hons), (Geology), is the chief executive of Anglo American Base Metals Division. He is also a director of Anglo American South Africa Limited, a member of the executive board of Anglo American plc, chairman of the Exploration Division and a member of the executive committee of the Industrial Minerals Division. He was appointed to the AngloGold board in April 2004.

6. Ordinary resolution number 6

Election of director

"Resolved that Mr JH Mensah, who retires in terms of Article 92 of the Articles of Association and who is eligible and available for election, is hereby elected as a director of the company."

The reason for proposing ordinary resolution number 6 is because Mr JH Mensah, having been appointed a director since the previous annual general meeting, holds office only until this year's annual general meeting.

Joseph Mensah, MSc (Economics), London University, was appointed to the board in August 2006. He has extensive experience in international and local economic management. He is the Chairman of the National Development Planning Commission in Ghana and a member of the Ghana Parliament representing the Sunyani East constituency. He was until recently the Senior Minister in the current government.

7. Ordinary resolution number 7

Election of director

"Resolved that Prof WL Nkuhlu, who retires in terms of Article 92 of the Articles of Association and who is eligible and available for election, is hereby elected as a director of the company."

The reason for proposing ordinary resolution number 7 is because Prof WL Nkuhlu, having been appointed a director since the previous annual general meeting, holds office only until this year's annual general meeting.

Wiseman Nkuhlu, BCom (University of Fort Hare), CA (SA), is a past president of The South African Institute of Chartered Accountants. He also holds an MBA from the University of New York and is a respected South African academic, professional and business leader. He was appointed to the AngloGold Ashanti board and deputy chairman of the Audit and Corporate Governance Committee with effect from 4 August 2006.

8. Ordinary resolution number 8

Election of director

"Resolved that Mr SM Pityana, who retires in terms of Article 92 of the Articles of Association and who is eligible and available for election, is hereby elected as a director of the company."

The reason for proposing ordinary resolution number 8 is because Mr SM Pityana, having been appointed a director since the previous annual general meeting, holds office only until this year's annual general meeting.

Sipho Pityana, BA (Hons) (Essex), MSc (London), was appointed to the AngloGold Ashanti board on 13 February 2007. He is the Executive Chairman of Izingwe Holdings (Proprietary) Limited and has occupied strategic roles in both the public and private sector, including the positions of Director General of the national departments of Labour and Foreign Affairs. He was formally a senior executive of Nedbank and is currently a non-executive director of several companies including Bytes Technology Group (BTG), African Oxygen (Afrox), Munich Re and Aberdare Cables.

9. Ordinary resolution number 9

Placement of shares under the control of the directors

"Resolved that subject to the provisions of the Companies Act No. 61 of 1973, as amended, and the JSE Listings Requirements, from time to time, the directors of the company are hereby, as a general authority and approval, authorised to allot and issue, in their discretion, and for such purposes as they may determine, up to 10% of the authorised but unissued ordinary shares of 25 cents each in the share capital of the company remaining after setting aside so many ordinary shares of 25 cents each as may be required to be allotted and issued by the company pursuant to the AngloGold Limited Share Incentive Scheme, the Long-Term Incentive Plan, the Bonus Share Plan, the Bokamoso Employee Share Ownership Plan, the Black Economic Empowerment transaction, the Employee Share Ownership Plan to be implemented in countries other than South Africa and for purposes of the conversion of the US$1,000,000,000, 2.375% Guaranteed Convertible Bonds issued by AngloGold Ashanti Holdings plc."

The reason for proposing ordinary resolution number 9 is to seek a general authority placing a portion of the unissued ordinary shares of the company under the control of the directors. The directors consider it advantageous to renew this authority to enable the company to take advantage of business opportunities which might arise in the future.

10. Ordinary resolution number 10

Issuing of shares for cash

"Resolved that, subject to Ordinary Resolution No. 9 being passed and in terms of the JSE Listings Requirements, from time to time, the directors are hereby authorised to allot and issue for cash without restrictions to any public shareholder, as defined by the JSE Listings Requirements, as and when suitable opportunities arise, in their discretion, the authorised but unissued ordinary shares of 25 cents each in the share capital of the company which were placed under the control of the directors as a general authority in terms of Ordinary Resolution No. 9, subject to the following conditions:

(a) this authority shall only be valid until the next annual general meeting but shall not extend beyond 15 months;

(b) a paid press announcement giving full details, including the impact on net asset value and earnings per share, be published after any issue representing, on a cumulative basis within one financial year, 5% or more of the number of ordinary shares in issue prior to the issue concerned;

(c) the issues for cash in the aggregate in any one financial year shall not exceed 10% of the number of shares of the company's unissued ordinary share capital;

(d) in determining the price at which an issue of shares for cash will be made in terms of this authority, the maximum discount permitted shall be 10% of the weighted average traded price of the ordinary shares on the JSE (adjusted for any dividend declared but not yet paid or for any capitalisation award made to shareholders), over the 30 business days prior to the date that the price of the issue is determined or agreed by the directors of the company; and

(e) this authority includes the issue of shares arising from any options or convertible securities issued for cash other than in respect of which a specific authority for such issue has been obtained."

The reason for proposing ordinary resolution number 10 is that the directors consider it advantageous to renew this authority to enable the company to take advantage of any business opportunity which might arise in the future. The proposed renewal of this authority is in compliance with the JSE Listings Requirements relating to the issue of shares for cash.

A 75% majority of the votes cast by shareholders present or represented by proxy at the meeting is required for the approval of this ordinary resolution.

Special business

11. Ordinary resolution number 11

Increase in directors' remuneration

"Resolved that, subject to Article 73 of the Articles of Association of the company, the following remuneration shall be payable to directors of the company quarterly in arrears with effect from 1 June 2007:

(a) R135,000 per annum for each director, other than for the incumbents of the offices of chairman, deputy chairman and a director qualifying for remuneration under (d) below.

(b) US$150,000 per annum for the office of the chairman.

(c) R360,000 per annum for the office of the deputy chairman.

(d) Incumbents holding the office of director and who are non-residents of South Africa will receive US$25,000 per annum.

(e) An additional travel allowance of US$5,000 per meeting for each director, including the chairman and deputy chairman travelling internationally to attend board meetings.

The remuneration payable in terms (a), (b), (c), and (d) shall be in proportion to the period during which the offices of director, chairman or deputy chairman, as the case may be, have been held during the year."

The reason for proposing the ordinary resolution is to ensure that directors' remuneration, which has not been changed since 2004, remains competitive. It is proposed that the annual remuneration payable to directors (R110,000), the chairman (US$130,000) and the deputy chairman (R300,000), be increased to R135,000, US$150,000 and R360,000 respectively. A director resident outside South Africa would receive US$25,000 per annum instead of US$16,000. On the basis of the present number of non-executive directors, the aggregate annual remuneration would increase from R1,180,000 and US$178,000 to R1,440,000 and US$225,000 respectively. In addition, it is proposed that the current travel allowance of US$4,000 per meeting, payable to directors, including the chairman and deputy chairman, who travel internationally to attend board meetings, be increased to US$5,000 per meeting. The increase of this allowance represents additional remuneration of some US$12,000.

● Fees payable in respect of the position of president have been excluded.

Executive directors do not receive payments of directors' fees.

The company will disregard any votes cast by

● the chairman, deputy chairman, non-executive directors and executive directors; or

● an associate of that person or group of persons stated above.

However, the company will not disregard a vote if:

● it is cast by a person as proxy for a person who is entitled to vote in accordance with the directions on the form of proxy; or

● it is cast by the person chairing the meeting as a proxy of a person who is entitled to vote in accordance with a direction on the form of proxy to vote as the proxy decides.

12. Special resolution number 1

Acquisition of company's own shares

"Resolved that the acquisition in terms of Section 85 of the Companies Act No. 61 of 1973, as amended, (the Act) and the JSE Listings Requirements, from time to time, by the company of ordinary shares issued by the company, and the acquisition in terms of Section 89 of the Act and the JSE Listings Requirements by the company and any of its subsidiaries, from time to time, of ordinary shares issued by the company, is hereby approved as a general approval, provided that:

● any such acquisition of shares shall be implemented through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counter party; and/or on the open market of any other stock exchange on which the shares are listed or may be listed and on which the company may, subject to the approval of the JSE and any other stock exchange as necessary, wish to effect such acquisition of shares;

● this approval shall be valid only until the next annual general meeting of the company, or for 15 months from the date of this resolution, whichever period is shorter;

● an announcement containing details of such acquisitions will be published as soon as the company, or the subsidiaries collectively, shall have acquired ordinary shares issued by the company constituting, on a cumulative basis, not less than 3% of the number of ordinary shares in the company in issue as at the date of this approval; and an announcement containing details of such acquisitions will be published in respect of each subsequent acquisition by either the company, or by the subsidiaries collectively, as the case may be, of ordinary shares issued by the company, constituting, on a cumulative basis, not less than 3% of the number of ordinary shares in the company in issue as at the date of this approval;

● the company, and its subsidiaries collectively, shall not in any financial year be entitled to acquire ordinary shares issued by the company constituting, on a cumulative basis, more than 20% of the number of ordinary shares in the company in issue as at the date of this approval;

● shares issued by the company may not be acquired at a price greater than 10% above the weighted average market price of the company's shares for the five business days immediately preceding the date of the relevant acquisition."

The reason for this special resolution is to grant the directors of the company a general authority for the acquisition of the company's ordinary shares by the company, or by a subsidiary of the company.

The effect of this special resolution will be to authorise the directors of the company to procure that the company or any of its subsidiaries may purchase ordinary shares issued by the company on the JSE or any other stock exchange on which the company's shares are or may be listed.

The directors, after considering the effect of a repurchase, up to the maximum limit, of the company's issued ordinary shares, are of the opinion that if such repurchases were implemented:

- the company and the group would be able in the ordinary course of business to pay its debts for a period of 12 months after the date of the notice issued in respect of the annual general meeting;
- the assets of the company and the group would be in excess of the liabilities of the company and the group for a period of 12 months after the date of the notice issued in respect of the annual general meeting. For this purpose, the assets and liabilities would be recognised and measured in accordance with the accounting policies used in the latest audited group annual financial statements;
- the ordinary capital and reserves of the company and the group would be adequate for a period of 12 months after the date of the notice issued in respect of the annual general meeting; and
- the working capital of the company and the group would be adequate for a period of 12 months after the date of the notice issued in respect of the annual general meeting.

At the present time the directors have no specific intention with regard to the utilisation of this authority which will only be used if the circumstances are appropriate.

The company will ensure that its sponsor provides the necessary sponsor letter on the adequacy of the working capital in terms of section 2.12 of the JSE Listings Requirements prior to the commencement of any purchases of the company's shares on the open market.

In terms of section 11.23 of the JSE Listings Requirements, the following information is disclosed in the Annual Report 2006:

	Page
Directors and management	20
Major shareholders	134 and 326
Material change	144
Directors' interest in shares	146
Share capital of the company	134
Responsibility statement	147
Litigation	143

Voting instructions

A shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a shareholder of the company. A form of proxy/CDI voting instruction form, accompanies this notice.

Duly completed proxy forms must be received by the share registrars by no later than 11:00 (South African time) on Monday, 30 April, 2007. Duly completed CDI voting instruction forms must be received by the share registrars in Perth, Australia, by 11:00 (Perth time) on Friday, 27 April 2007.

The attention of shareholders is directed to the additional notes contained in the form of proxy and the CDI voting instruction form, relating to the completion and timeous submission of such forms.

In accordance with the AngloGold Ashanti Ghanaian Depositary Shares (GhDSs) Agreement dated 26 April 2004, the Depositary will mail an appropriate notice, together with a voting instruction form, to holders of GhDSs (Holders). Holders may direct the Depositary via the voting instruction forms to vote on their behalf in the manner such Holders may direct.

Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own name in the sub-register maintained by their CSDP) and who wish to attend the annual general meeting in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.

Such shareholders may also use the electronic online proxy voting facility for purposes of instructing their CSDP or broker as to how they wish to vote. In order for shareholders to use their online proxy voting facility, which is free of charge, it is necessary to register for the service via the following website. Registration is also free of charge. A demonstration of the electronic online proxy voting process may also be viewed on

http://www.investorportal.co.za (click on the AngloGold Ashanti icon).

By order of the board

Ms Y Z Simelane
Managing Secretary

Johannesburg
26 March 2007

Registered and corporate office

11 Diagonal Street
Johannesburg
2001
South Africa

Notice of annual general meeting *cont.*

Important notes about the annual general meeting (AGM)

Date

Friday, 4 May 2007.

Venue

The Country Club Johannesburg, Napier Road, Auckland Park, Johannesburg, South Africa.

Timing

The AGM will start promptly at 11:00 (South African time).

Refreshments

Refreshments will be served after the meeting.

Travel information

The accompanying map indicates the location of The Country Club Johannesburg.

Admission

Shareholders and others attending the AGM are asked to register at the registration desk at the venue. Shareholders and proxies may be required to provide proof of identity.

Security

Secured parking is provided at the venue. Mobile telephones should be switched off during the AGM.

Enquiries and questions

Shareholders who intend to ask a question related to the business of the AGM or on related matters are asked to furnish their name, address and question(s) at the registration desk. Personnel will be available to provide any advice and assistance required.

Queries about the AGM

If you have any queries about the AGM, please telephone any of the contact names listed on the inside back cover of the accompanying Annual Financial Statements 2006.


N1
Pretoria
Sandton
N1
N3
M1
R24
CBD
M2
N12
N1
Bloemfontein
MELVILLE
RICHMOND
AUCKLAND
PARK
The Country
Club
Johannesburg
PARKTOWN
to SANDTON
Kingsway
Empire
SABC
Annet
Barry Hertzog
Milpark's
Galleries
Holiday Inn
Garden Court
St Andrews
COTTESLOE
to
JOHANNESBURG

www.anglogoldashanti.com



ANGLOGOLD ASHANTI LIMITED
(Incorporated in the Republic of South Africa)
(Registration No. 1944/017354/06)
ISIN: ZAE000043485 JSE Share code: ANG
("AngloGold Ashanti" or "the company")

FORM OF PROXY

This form of proxy is only to be completed by those AngloGold Ashanti shareholders who hold ordinary shares in certificated form or recorded in sub-registered electronic form in "own name". Other AngloGold Ashanti shareholders who hold dematerialised ordinary shares are required to refer to paragraph 2 of the "Notes" for further instructions.

I/We

(Name in BLOCK LETTERS)

of

(Address in BLOCK LETTERS)

being a shareholder(s) of the company, holding [＿＿＿＿＿＿＿] ordinary shares in AngloGold Ashanti Limited, do hereby appoint:

1. ＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿ or failing him/her,

2. ＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿ or, failing him/her,

3. the chairman of the annual general meeting,

as my/our proxy to attend, speak and, on a poll, vote on my/our behalf at the annual general meeting of shareholders to be held at The Country Club Johannesburg, Napier Road, Auckland Park, Johannesburg, on Friday, 4 May 2007, at 11:00 (South African time) and at any adjournment thereof, and to vote or abstain from voting as follows on the ordinary and special resolutions to be proposed at such meeting:

Please indicate with an "X" in the appropriate spaces how votes are to be cast

	For	Against	Abstain
Ordinary business			
1. Ordinary Resolution No. 1			
Adoption of financial statements			
2. Ordinary Resolution No. 2			
Re-election of director Mr FB Arisman			
3. Ordinary Resolution No. 3			
Re-election of director Mr RE Bannerman			
4. Ordinary Resolution No. 4			
Re-election of director Mr WA Nairn			
5. Ordinary Resolution No. 5			
Re-election of director Mr SR Thompson			
6. Ordinary Resolution No. 6			
Election of director Mr JH Mensah			
7. Ordinary Resolution No. 7			
Election of director Prof WL Nkuhlu			
8. Ordinary Resolution No. 8			
Election of director Mr SM Pityana			
9. Ordinary Resolution No. 9			
Placement of unissued shares under the control of the directors			
10. Ordinary Resolution No. 10			
Authority to issue the company's shares for cash			
11. Ordinary Resolution No. 11			
Increase in directors' remuneration			
12. Special Resolution No. 1			
Authority to acquire the company's own shares			

A shareholder entitled to attend and vote at the abovementioned meeting may appoint a proxy or proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a shareholder of the company.

Every person present and entitled to vote at the annual general meeting as a shareholder or as a representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, every share shall have one vote.

Signed at ＿＿＿＿＿＿＿＿＿＿＿＿＿ on ＿＿＿＿＿＿＿＿＿＿＿＿＿ 2007

Name in BLOCK LETTERS ＿＿＿＿＿＿＿＿ Signature ＿＿＿＿＿＿＿＿＿＿
(Initials and surname of joint holders, if any)

Please read the notes on the reverse side hereof

This form of proxy is not for use by holders of American Depositary Shares, CHESS Depositary Interests or Ghanaian Depositary Shares

Form of proxy *cont.*

Notes

1. A form of proxy is only to be completed by those ordinary shareholders who are:

   1.1 holding ordinary shares in certificated form; or

   1.2 recorded in sub-registered dematerialised electronic form in "own name".

2. Shareholders who have dematerialised their shares (other than those whose shareholding is recorded in their own name in the sub-register maintained by their CSDP) who wish to attend the annual general meeting in person, will need to request their CSDP to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP.

3. A signatory to this form of proxy may insert the name of a proxy or the name of an alternative proxy of the signatory's choice in the blank spaces provided with or without deleting "the chairman of the annual general meeting", but any such deletion must be signed in full by the signatory. Any insertion or deletion not complying with the aforegoing will be deemed not to have been validly effected. The person present at the annual general meeting whose name appears first on the list of names overleaf, shall be the validly appointed proxy for the shareholder at the annual general meeting.

4. A shareholder's instructions to the proxy must be indicated in the appropriate spaces provided. A shareholder or the proxy is not obliged to use all the votes exercisable by the shareholder or by the proxy, or to cast all those votes in the same way, but the total of votes cast, and in respect whereof abstention is directed, may not exceed the total of the votes exercisable by the shareholder or the proxy. Failure to comply with the above or to provide voting instructions or the giving of contradictory instructions will be deemed to authorise the proxy to vote or abstain from voting at the annual general meeting as he/she deems fit in respect of all the shareholder's votes exercisable at the annual general meeting.

5. Any alteration or correction made to this form of proxy must be signed in full and not initialled by the signatory.

6. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the share registrars in South Africa, the United Kingdom, Australia or Ghana.

7. When there are joint holders of shares, any one holder may sign the form of proxy.

8. The completion and lodging of this form of proxy will not preclude the shareholder who grants the proxy from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such shareholder wish to do so.

9. The chairman of the annual general meeting may reject or accept any form of proxy which is completed and/or received otherwise than in accordance with these notes, provided that he is satisfied as to the manner in which the shareholder concerned wishes to vote.

10. Completed forms of proxy should be returned to one of the undermentioned addresses by no later than 11:00 (South African time) on Monday, 30 April 2007:

Computershare Investor Services 2004 (Proprietary) Limited
Ground Floor, 70 Marshall Street, Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa

Computershare Investor Services PLC
PO Box 82, The Pavilions, Bridgwater Road
Bristol BS99 7NH, England, United Kingdom

Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace, Perth, WA 6000
(GPO Box D182, Perth, WA 6840)
Australia

NTHC Limited
Martco House, Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport, Accra
Ghana



ANGLOGOLD ASHANTI LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
ISIN: ZAE000043485 JSE share code: ANG
ASX share code: AGG
("AngloGold Ashanti" or "the company")

CDI VOTING INSTRUCTION FORM
FOR COMPLETION BY AUSTRALIAN HOLDERS OF CHESS DEPOSITARY INTERESTS ("CDIs")

Holders of CHESS Depositary Interests (CDIs) should use this form to direct CHESS Depositary Nominees Pty Limited how to vote on the resolutions as detailed below. The CDI Voting Instruction Form gives your voting instructions to CHESS Depositary Nominees Pty Limited to enable them to vote the underlying ordinary shares on your behalf. Please Note: Every 5 CDIs carries the right to one vote.

I/We

being a holder of CDIs of the company direct CHESS Depositary Nominees Pty Limited to vote for me in respect of all the CDIs held in my/our name at the annual general meeting of the company to be held at The Country Club Johannesburg, Napier Road, Auckland Park, Johannesburg, South Africa, on Friday, 4 May 2007 at 11:00 (South African time) and at any adjournment thereof. I direct CHESS Depositary Nominees Pty Limited to vote as follows:

VOTING INSTRUCTION:
Please indicate with an "X" in the appropriate spaces how votes are to be cast

	For	Against	Abstain
Ordinary business			
1. Ordinary Resolution No. 1			
Adoption of financial statements			
2. Ordinary Resolution No. 2			
Re-election of director Mr FB Arisman			
3. Ordinary Resolution No. 3			
Re-election of director Mr RE Bannerman			
4. Ordinary Resolution No. 4			
Re-election of director Mr WA Nairn			
5. Ordinary Resolution No. 5			
Re-election of director Mr SR Thompson			
6. Ordinary Resolution No. 6			
Election of director Mr JH Mensah			
7. Ordinary Resolution No. 7			
Election of director Prof WL Nkuhlu			
8. Ordinary Resolution No. 8			
Election of director Mr SM Pityana			
9. Ordinary Resolution No. 9			
Placement of unissued shares under the control of the directors			
10. Ordinary Resolution No. 10			
Authority to issue the company's shares for cash			
11. Ordinary Resolution No. 11			
Increase in directors' remuneration			
12. Special Resolution No. 1			
Authority to acquire the company's own shares			

Notes:
1. All the votes need not be exercised, neither need all votes be cast in the same way, but the total of the votes cast and in respect of which abstention is directed may not exceed the total of the votes exercisable.
2. Any alteration or correction made to this Voting Instruction Form must be signed in full and not initialled by the signatory.
3. When there are joint holders of CDIs, any one holder may sign the Voting Instruction Form.
4. Documentary evidence establishing the authority of a person signing the Voting Instruction Form in the capacity as Power of Attorney must be attached, unless previously recorded by the share registrars.
5. Signature of the Voting Instruction Form on behalf of a company must be in accordance with that company's constitution and the signatory must state his/her office in the company concerned.
6. Completed CDI Voting Instruction Forms should be returned to Computershare Investor Services Pty Limited, Level 2, 45 St George's Terrace, Perth WA 6000 or GPO Box D182, Perth WA 6840 by no later than 11:00 (Perth, Australia time) on Friday, 27 April 2007.

Signed at _____ on _____ 2007

Name in BLOCK LETTERS _____ Signature _____
(Initials and surname of joint holders, if any)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 29, 2007

By: /s/ L Eatwell
Name: Lynda Eatwell
Title: Company Secretary